Exhibit 99.1

Legend Biotech to Host Hybrid KOL Event Detailing CARTITUDE Data from the 63rd American Society of Hematology (ASH) Annual Meeting

SOMERSET, N.J.--(BUSINESS WIRE)--December 7, 2021--Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global, clinical-stage biotechnology company developing and manufacturing novel therapies, today announced that it will host a hybrid event featuring key opinion leaders (KOLs) in multiple myeloma on Monday, December 13 at 8pm ET.

The meeting will detail new and updated data from the CARTITUDE Clinical Development Program for ciltacabtagene autoleucel (cilta-cel). Cilta-cel is an investigational B-cell maturation antigen (BCMA)-directed chimeric antigen receptor T cell (CAR-T) therapy being studied for the treatment of patients with relapsed and/or refractory multiple myeloma. The meeting will follow the oral and poster presentations of the studies at the 63rd ASH Annual Meeting & Exposition.

The event participants will include Ying Huang, PhD, CEO and CFO of Legend Biotech, and the following professionals in hematology and oncology:

  Sundar Jagannath, MD, Professor of Medicine, Hematology and Medical Oncology, Mount Sinai School of Medicine; Director, Multiple Myeloma Program at Mount Sinai Hospital
  Saad Usmani, MD, Professor of Medicine, Weill Cornell Medical College; Chief of Myeloma Service, Memorial Sloan Kettering Cancer Center of New York

This meeting will be available to investors and other interested parties by accessing the Legend Biotech website at Events and Presentations.

About Multiple Myeloma
Multiple myeloma is an incurable blood cancer that starts in the bone marrow and is characterized by an excessive proliferation of plasma cells.1 Although treatment may result in remission, unfortunately, patients will most likely relapse.2 Relapsed myeloma is when the disease has returned after a period of initial, partial or complete remission and does not meet the definition of being refractory.3 Refractory multiple myeloma is when a patient’s disease is non-responsive or progresses within 60 days of their last therapy.4,5 While some patients with multiple myeloma have no symptoms at all, most patients are diagnosed due to symptoms that can include bone problems, low blood counts, calcium elevation, kidney problems or infections.6 Patients who relapse after treatment with standard therapies, including protease inhibitors and immunomodulatory agents, have poor prognoses and few treatment options available.7

About Cilta-cel
Cilta-cel is an investigational chimeric antigen receptor T cell (CAR-T) therapy, formerly identified as JNJ-4528 in the U.S. and Europe and LCAR-B38M CAR-T cells in China, that is being studied in a comprehensive clinical development program for the treatment of patients with relapsed or refractory multiple myeloma and in earlier lines of treatment. The design consists of a structurally differentiated CAR-T with two BCMA-targeting single domain antibodies. In December 2017, Legend Biotech, Inc. entered into an exclusive worldwide license and collaboration agreement with Janssen Biotech, Inc. (Janssen) to develop and commercialize cilta-cel. In addition to a Breakthrough Therapy Designation (BTD) granted in the U.S. in December 2019, cilta-cel received a Priority Medicines (PRiME) designation from the European Commission in April 2019, and a BTD in China in August 2020. In addition, Orphan Drug Designation was granted for cilta-cel by the U.S. FDA in February 2019, and by the European Commission in February 2020. A Biologics License Application seeking approval of cilta-cel was submitted to the U.S. FDA and a Marketing Authorization Application was submitted to the European Medicines Agency.

About Legend Biotech
Legend Biotech is a global, clinical-stage biotechnology company dedicated to treating, and one day curing, life-threatening diseases. Headquartered in Somerset, New Jersey, we are developing advanced cell therapies across a diverse array of technology platforms, including autologous and allogenic chimeric antigen receptor T-cell, T-cell receptor (TCR-T), and natural killer (NK) cell-based immunotherapy. From our three R&D sites around the world, we apply these innovative technologies to pursue the discovery of safe, efficacious and cutting-edge therapeutics for patients worldwide.

We are currently engaged in a strategic collaboration to develop and commercialize our lead product candidate, ciltacabtagene autoleucel, an investigational BCMA-targeted CAR-T cell therapy for patients living with multiple myeloma. Applications seeking approval of cilta-cel for the treatment of patients with RRMM are currently under regulatory review by several health authorities around the world, including the U.S. Food and Drug Administration and the European Medicines Agency.

Learn more at www.legendbiotech.com and follow us on Twitter and LinkedIn.

Cautionary Note Regarding Forward-Looking Statements
Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives, the anticipated timing of, and ability to progress, clinical trials, the clinical data relating to Legend Biotech’s CARTITUDE studies and the potential benefits of our product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial or preclinical study results, including as a result of additional analysis of existing data or unexpected new data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the US litigation process; competition in general; government, industry, and general public pricing and other political pressures; the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2021. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated or expected. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

References

1 American Society of Clinical Oncology. Multiple myeloma: introduction. Available at: https://www.cancer.net/cancer-types/multiple-myeloma/introduction. Accessed November 2020.
2 Abdi J, Chen G, Chang H, et al. Drug resistance in multiple myeloma: latest findings and new concepts on molecular mechanisms. Oncotarget. 2013;4:2186–2207.
3 National Cancer Institute. NCI dictionary of cancer terms: relapsed. Available at: https://www.cancer.gov/publications/dictionaries/cancer-terms?CdrID=45866. Accessed November 2020.
4 National Cancer Institute. NCI dictionary of cancer terms: refractory. Available at: https://www.cancer.gov/publications/dictionaries/cancer-terms?CdrID=350245. Accessed November 2020.
5 Richardson P, Mitsiades C, Schlossman R, et al. The treatment of relapsed and refractory multiple myeloma. Hematology Am Soc Hematol Educ Program. 2007:317-23.
6 American Cancer Society. Multiple myeloma: early detection, diagnosis and staging. Available at: https://www.cancer.org/content/dam/CRC/PDF/Public/8740.00.pdf. Accessed November 2020.
7 Kumar SK, Lee JH, Lahuerta JJ, et al. Risk of progression and survival in multiple myeloma relapsing after therapy with IMiDs and bortezomib: a multicenter international myeloma working group study. Leukemia. 2012;26:149-57.

Contacts

Investor Contacts:
Joanne Choi, Senior Manager of Investor Relations and Corporate Communications, Legend Biotech
joanne.choi@legendbiotech.com

Crystal Chen, Manager of Investor Relations and Corporate Communications, Legend Biotech
crystal.chen@legendbiotech.com

Press Contact:
Tina Carter, Corporate Communications Lead, Legend Biotech
tina.carter@legendbiotech.com
(908) 331-5025